February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) & (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that V. M. Manning & Co., Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through March 30, 2015. V. M. Manning & Co., Inc. did not hold customer securities or funds at any time during this period and did business on a limited basis. Since that time through December 31, 2015 V. M. manning & Co., Inc. changed it's membership agreement with FINRA and has complied with Exemption Rule 15c3-3 (k) (1), and our business changed to the following:

    A.   Investment advisory services
    B.   Mutual fund retailer on an application way basis; and
    C.   Municipal Securities broker (doing 529 business)

Nelson Arrington, the president of V. M. Manning & Co., Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Nelson Arrington has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected V. M. Manning & Co., Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (864) 232-9576.

Very truly yours,

V. M. Manning & Co., Inc.



Nelson Arrington
President